SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     T            Form 40-F _____
                   ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes ____          No    T
                             ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
)
         N/A

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This Form 6-K consists of:

           Notice of extraordinary general meeting for 2004 of China Petroleum & Chemical Corporation (the "registrant") made on November 6, 2004 in English by the registrant.

                    China Petroleum & Chemical Corporation
                  (a joint stock limited company incorporated
          in the People's Republic of China with limited liability)
                              (Stock Code: 0386)

               NOTICE OF EXTRAORDINARY GENERAL MEETING FOR 2004

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting (the "EGM") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for 2004 will be held at Beijing Crowne Plaza Park View Wuzhou Hotel, 8 Beisihuanzhong Road, Chaoyang District, Beijing, the People's Republic of China ("PRC") on Tuesday, 21 December 2004 at 9:00 a.m. for the following purposes:

To consider and approve the following matters by way of Ordinary Resolutions:

1. the Proposal regarding the Acquisition of Certain Petrochemical Assets from China Petrochemical Corporation

2. the Proposal regarding the Acquisition of Certain Catalyst Assets from China Petrochemical Corporation

3. the Proposal regarding the Acquisition of Certain Gas Station Assets from China Petrochemical Corporation

4. the Proposal regarding the Disposal of Certain Downhole Operation Assets to China Petrochemical Corporation

5. the Proposal for the General Meeting of Sinopec Corp. to authorize the Board to perform all relevant matters in relation to the Acquisition and the Disposition.

6. the Proposal regarding the Adjustment to the Capital Expenditure Plan for the Year 2004

The proposals 1 - 5 above involve connected transactions between Sinopec Corp. and China Petrochemical Corporation ("Sinopec Group Company"), and Sinopec Group Company will abstain from voting in respect of the resolutions at the EGM.

Please refer to the announcements published on 2 November 2004 in the China Securities, Shanghai Securities and Securities Times in the PRC and South China Morning Post and Hong Kong Economic Times in Hong Kong for details of above acquisitions and disposal and the adjustment to the Capital Expenditure Plan.

                                                    By Order of the Board
                                                            Chen Ge
                                             Secretary to the Board of Directors

Beijing, PRC, 6 November 2004


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Notes:

1.    ELIGIBILITY FOR ATTENDING THE EGM

      Holders of Sinopec Corp.'s H shares whose names appear on the register of members of Sinopec Corp. maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Monday, 22 November 2004 are eligible to attend the EGM. Those who wish to attend the EGM and vote must submit all H share transfer documents together with the relevant share certificates to the Hong Kong H share transfer registrar of Sinopec Corp. before 4 p.m., Friday, 19 November 2004. The address is 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

2.    PROXY

      (a) A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder.

      (b) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

      (c) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to Sinopec Corp. and, in the case of holders of H shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the EGM.

      (d) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.    REGISTRATION PROCEDURES FOR ATTENDING THE EGM

      (a) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (b) Shareholders intending to attend the EGM should return the reply slip for attending the EGM to Sinopec Corp. on or before Wednesday, 1 December 2004.

      (c) Shareholders may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.    CLOSURE OF REGISTER OF MEMBERS

      The register of members of Sinopec Corp. will be closed from Monday, 22 November 2004 to Tuesday, 21 December 2004 (both days inclusive).

5.    METHOD OF VOTING

      Pursuant to Rule 13.39(4) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, voting on resolutions 1 to 5 will be taken by way of poll. According to article 76 of the articles of association of Sinopec Corp., the voting of the remaining resolution at the EGM shall be carried out by way of show of hands, unless any of the following persons request, either before or after the show of hands, that a voting be carried out by way of poll:

      (a)   Chairman of the meeting;

      (b) At least two shareholders who have voting rights or their attorneys;

      (c) One shareholder who hold, or several shareholders who hold in aggregation, more than 10% (including 10%) of the shares that carry voting rights (including their attoneys).

Unless the request to vote by poll is brought, the chairman of the meeting may announce the result of the voting on a proposal based on the result of the show of hands, and record this in the minutes of the meeting for final evidence, with no responsibility to prove the number of votes or any proportion thereof for or against the resolution passed at the meeting. The request to vote by poll may be withdrawn by whom who make such request.

6.    OTHER BUSINESS

      (a) The EGM will not last for more than one day. Shareholders who attend shall bear their own traveling and accommodation expenses.

      (b) The address of the share registrar for H shares of Sinopec Corp., Hong Kong Registrars Limited, is at:

            46th Floor
            Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (c)   The registered address of Sinopec Corp. is at:

            A6 Huixindong Street
            Chaoyang District
            Beijing 100029
            The People's Republic of China
            Telephone No.: (+86) 10 6499 0060
            Facsimile No.: (+86) 10 6499 0022

As at the date of this announcement, the directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors are:
Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.

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                                   SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          China Petroleum & Chemical Corporation



                                                                 By: /s/ Chen Ge

                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: November 6, 2004